Exhibit 99.5

CALENDAR OF CORPORATE EVENTS

Company Name	Perdigão S.A.
Head Office Address	Av. Escola Politécnica, 760 — 2nd floor - Jaguaré — 05350-901 - São Paulo — SP - Brazil
Website	www.perdigao.com.br
Investor Relations	Name: Wang Wei Chang
Director	E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Investor Relation Manager	Name: Edina Biava
E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico — São Paulo Diário Oficial do Estado — São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2006.
EVENT	DATE
Release to Shareholders	Feb 26, 2007
Publication in the newspaper	Feb 27, 2007
Sending to BOVESPA	Feb 26, 2007

Standardized Financial Statements — DFP, related to the period ended on December 31, 2006.
EVENT	DATE
Sending to BOVESPA	Feb 26, 2007

Payment of dividends/interest on company capital related to the period ended on December 31, 2006.
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment
			ON
Interest on shareholders equity	RCA — Dec 21, 2006	31,500,000.00	0.19030166	Feb 27, 2007
Dividends	RCA — Feb 14, 2007	3,675,900.00	0.02220730	Feb 27, 2007

Annual Information — IAN, related to the period ended on December 31, 2006
EVENT	DATE
Sending to BOVESPA	May 11, 2007

Quaterly Information — ITR
EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	May 08, 2007
Related to 2nd quarter	Aug 14, 2007
Related to 3rd quarter	Nov 14, 2007

Ordinary General Meeting
EVENT	DATE
Publication of Call for Meeting	Feb 27, 2007
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	Feb 26, 2007
Date of Ordinary General Meeting	Apr 12, 2007
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	Apr 12, 2007
Sending of the minutes of Ordinary General Meeting to BOVESPA	Apr 12, 2007

Extraordinary General Meeting Scheduled
EVENT	DATE
Publication of Call for Meeting	Feb 27, 2007
Sending of Call for Meeting to BOVESPA, followed by management proposal, when available	Feb 26, 2007
Date of Extraordinary Meeting	Apr 12, 2007
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	Apr 12, 2007
Sending of the minutes of Extraordinary General Meeting to BOVESPA	Apr 12, 2007

Analyst Meeting
EVENT	DATE
Date of Analyst Meeting, open to other interested parties	November 2007

Conference Call
EVENT	DATE
Conference Call 2006 Results.	Feb 27, 2007
Conference Call 1st quarter 2007 Results.	May 09, 2007

Board Meetings already scheduled
EVENT	DATE